UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of January, 2023
Commission File Number 000-28584

Check Point Software Technologies Ltd.
(Translation of Registrant’s name into English)

5 Shlomo Kaplan Street
Tel Aviv 6789159, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

INVESTOR CONTACT: Kip E. Meintzer Check Point Software Technologies +1.650.628.2040 ir@checkpoint.com	MEDIA CONTACT: Gil Messing Check Point Software Technologies +1.650.628.2260 press@checkpoint.com

Check Point Software Technologies Announces Ms. Tzipi Ozer-Armon has Joined its Board of Directors

San Carlos, CA – Thursday, January 12, 2023 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), a leading provider of cyber security solutions globally, today announced Ms. Tzipi Ozer-Armon has joined the company’s Board of Directors following her appointment at the 2022 Annual General Meeting.

Ms. Ozer-Armon serves as the Chief Executive Officer of Lumenis Ltd. Before joining Lumenis, she headed the Japanese market activities of Teva Pharmaceutical Industries Ltd. and served as Senior Vice President of Sales and Marketing at SanDisk. Previously, Ms. Ozer-Armon also served as VP & General Manager at MSystems. In addition to Check Point Ms. Ozer-Armon is a director at ICL, Strauss Group Ltd. And SimilarWeb.  Ms. Ozer-Armon holds a BA degree, magna cum laude, in Economics, and an MBA degree in Finance and Marketing from Tel-Aviv University, and she is an AMP graduate of the Harvard Business School.

“Ms. Ozer-Armon’s history of global technology company leadership from a variety of industries makes her an ideal person for this director role,” said Mr. Jerry Ungerman, Chairman of Check Point’s Board of Directors. “I look forward to working with Ms. Ozer-Armon to make a positive impact for all stakeholders, including our customers, partners, employees and shareholders.”

“I feel privileged to take on this role with Check Point during such an exciting time for the Cyber Security industry.  The digital transformation has made Cyber Security top of mind for every company and leadership team around the world,” said Ms. Ozer-Armon, “I’m excited to be able to utilize my knowledge and experience to benefit all Check Point’s stakeholders and contribute to the company’s continued success.”

“Ms. Ozer-Armon’s cross-industry expertise and track record of success is an asset to Check Point and all of our constituents,” said Gil Shwed, Founder and CEO of Check Point Software Technologies. “With the addition of Ms. Ozer-Armon we continue to focus on expanding our cyber security leadership and driving value creation for all our stakeholders.”

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To follow this and other Check Point news visit:

•	Twitter: http://www.twitter.com/checkpointsw
•	Facebook: http://www.facebook.com/checkpointsoftware
•	Blog: http://blog.checkpoint.com/
•	YouTube: http://www.youtube.com/user/CPGlobal
•	LinkedIn: https://www.linkedin.com/company/check-point-software-technologies

About Check Point Software Technologies Ltd.

Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cybersecurity solutions to corporate enterprises and governments globally. Check Point Infinity’s portfolio of solutions protects enterprises and public organizations from 5th generation cyberattacks with an industry leading catch rate of malware, ransomware, and other threats. Infinity comprises four core pillars delivering uncompromised security and generation V threat prevention across enterprise environments: Check Point Harmony, for remote users; Check Point CloudGuard, to automatically secure clouds; and Check Point Quantum, to protect network perimeters and datacenters, all controlled by the industry’s most comprehensive, intuitive unified security management; Check Point Horizon, a prevention-first security operations suite. Check Point protects over 100,000 organizations of all sizes.

©2023 Check Point Software Technologies Ltd. All rights reserved

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Check Point Software Technologies Ltd.
/s/ Shira Yashar
Shira Yashar
VP, General Counsel
Dated: January 12, 2023

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